EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Investor Relations Department
Tel: (852) 2555-5021	Tel: (852) 2555-4777
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Kirsten Chapman
Tel: (480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (415) 433-3777 e-mail: investor@globalsources.com

Global Sources appoints Deputy CFO and announces June 2009 retirement for long-time CFO Eddie Heng
- David Gillan, corporate finance expert, to assume CFO role -

HONG KONG, Nov. 6, 2008 – Global Sources (NASDAQ: GSOL) has hired David Gillan as Deputy CFO, with a view to Gillan assuming CFO responsibilities upon current CFO Eddie Heng’s retirement, which is scheduled to be on June 30, 2009. Heng intends to continue to provide counsel as a consultant.

Global Sources' Chairman and CEO, Merle A. Hinrichs, said: “We are delighted to welcome David to our team. His deep understanding of corporate finance and China tax law is an invaluable asset to the company as we strengthen our leadership role in Asia's B2B trade. We thank Eddie for his 15 years of service and his contribution in helping the company maintain a strong balance sheet while we expanded our products and services across Asia. We wish him the best during his retirement.”

From 2003 through 2008, Gillan, 44, was based in Shanghai as China Managing Director and CEO for the Dennis Family Corporation Pty. Ltd., a private Australian real estate investment and development fund. From 2000 to 2003, Gillan was Finance Director, Tax & Treasury and Director of Project Development for the Intercontinental Hotels Group (LSE: IHG, NYSE: IHG)

– Asia Pacific. Gillan has also held senior financial positions in various joint ventures in China from 1994 - 2000, including Finance Director China for Bass (LSE: BAS) Ginsber Beer Company Ltd., a Sino-British JV, and Finance Controller and General Manager for Zumtobel Coffee and Foods Co, a private Sino-Austrian JV.

Gillan holds an MBA in International Management, Marketing and Finance from the University of Saskatchewan, Canada and a BBA in Finance from the University of Prince Edward Island, Canada.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other business segments facilitate trade from the world to Greater China, and trade within China, using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 753,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.3 million products and more than 196,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 9 specialized trade shows which run 27 times a year across eight cities.

Suppliers receive more than 43 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 37 years. Global Sources' network covers more than 69 cities worldwide. In mainland China, Global Sources has over 2,800 team members in more than 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.